EXHIBIT 12.2

TEXTRON INC.

INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Three Months Ended March 31, 2001
Fixed charges:
Interest expense	$ 125
Distributions on preferred securities of subsidiary trusts, net of income taxes	6
Estimated interest portion of rents	8
Total fixed charges	$ 139

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$ 185
Fixed charges *	133
Adjusted income	$ 318

Ratio of income to fixed charges	2.29

*  Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.